                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                Amendment No. 2*

                         Superior Energy Services, Inc.
                         ------------------------------
                                (Name of Issuer)

                         Common Stock (par value $0.001)
                         -------------------------------
                         (Title of Class of Securities)

                                    868157108
                                    ---------
                                 (CUSIP Number)

                             Thomas R. Denison, Esq.
                            First Reserve Corporation
                               One Lafayette Place
                               Greenwich, CT 06830
                                 (203) 625-2520
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 10, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                 --------------------------
CUSIP No.   868157108          SCHEDULE 13D/A         Page   2   of   12   Pages
---------------------                                 --------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
   First Reserve Corporation
   I.R.S. No. 06-1210123
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   N/A
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS                                                                  [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------------
             7   SOLE VOTING POWER
                 0
 NUMBER OF  --------------------------------------------------------------------
   SHARE     8   SHARED VOTING POWER
BENEFICIALLY     9,773,149
  OWNED BY  --------------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING       0
   PERSON   --------------------------------------------------------------------
             10  SHARED DISPOSITIVE POWER
                 9,773,149
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9,773,149
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
   13.1%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                 --------------------------
CUSIP No.   868157108          SCHEDULE 13D/A         Page   3   of   12   Pages
---------------------                                 --------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
   First Reserve Fund VII, Limited Partnership
   I.R.S. No. 06-1457408
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   N/A
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------------
             7   SOLE VOTING POWER
                 0
 NUMBER OF  --------------------------------------------------------------------
   SHARE     8   SHARED VOTING POWER
BENEFICIALLY     5,817,977
    EACH    --------------------------------------------------------------------
 REPORTING   9   SOLE DISPOSITIVE POWER
   PERSON        0
    WITH    --------------------------------------------------------------------
             10  SHARED DISPOSITIVE POWER
                 5,817,977
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   5,817,977
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
   7.8%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                 --------------------------
CUSIP No.   868157108          SCHEDULE 13D/A         Page   4   of   12   Pages
---------------------                                 --------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
   First Reserve Fund VIII, L.P.
   I.R.S. No. 06-1507364
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   N/A
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------------
             7   SOLE VOTING POWER
                 0
            --------------------------------------------------------------------
   SHARE     8   SHARED VOTING POWER
BENEFICIALLY     3,878,650
  OWNED BY  --------------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING       0
   PERSON   --------------------------------------------------------------------
             10  SHARED DISPOSITIVE POWER
                 3,878,650
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   3,878,650
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
   5.2%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                 --------------------------
CUSIP No.   868157108          SCHEDULE 13D/A         Page   5   of   12   Pages
---------------------                                 --------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
   First Reserve GP VII, L.P.
   I.R.S. No. 06-1520256
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   N/A
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------------
             7   SOLE VOTING POWER
                 0
 NUMBER OF  --------------------------------------------------------------------
   SHARE     8   SHARED VOTING POWER
BENEFICIALLY     5,817,977
  OWNED BY  --------------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING       0
   PERSON   --------------------------------------------------------------------
             10  SHARED DISPOSITIVE POWER
                 5,817,977
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   5,817,977
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
   7.8%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                 --------------------------
CUSIP No.   868157108          SCHEDULE 13D           Page   6   of   12   Pages
---------------------                                 --------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
   First Reserve GP VIII, L.P.
   I.R.S. No. 06-1507318
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   N/A
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS                                                                  [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------------
             7   SOLE VOTING POWER
                 0
 NUMBER OF  --------------------------------------------------------------------
   SHARE     8   SHARED VOTING POWER
BENEFICIALLY     3,878,650
  OWNED BY  --------------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING       0
   PERSON   --------------------------------------------------------------------
             10  SHARED DISPOSITIVE POWER
                 3,878,650
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   3,878,650
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
   5.2%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

      This Amendment No. 2 to the statement on Schedule 13D originally filed on July 23, 1999 (as previously amended, the "Statement"), is filed by First Reserve Fund VII, Limited Partnership, a Delaware limited partnership ("Fund VII"), First Reserve Fund VIII, L.P., a Delaware limited partnership ("Fund VIII" and together with Fund VII, the "Funds"), First Reserve GP VII, L.P., a Delaware limited partnership ("GP VII"), First Reserve GP VIII, L.P., a Delaware limited partnership ("GP VIII"), First Reserve Corporation, a Delaware corporation ("First Reserve" and together with GP VII, GP VIII and the Funds, the "Reporting Parties") and relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Superior Energy Services, Inc., a Delaware corporation (the "Issuer" or "Superior"). The Statement is hereby amended as set forth below.

ITEM 4.  PURPOSE OF TRANSACTION

      The text of Item 4 of the Statement is hereby amended by adding the following:

      On September 10, 2004, Fund VII sold 1,171,800 shares of Common Stock and Fund VIII sold 781,200 shares of Common Stock in reliance on an exemption from registration pursuant to Rule 144 of the Securities Act of 1933, as amended. All of these shares were sold by the Funds through broker's transactions at a price of $11.25 per share, with a commission of $0.05 per share.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      The text of Item 5 of the Statement is hereby deleted in its entirety and replaced with the following:

      (a) As of the date hereof, the Reporting Parties and other persons identified in Item 2 are the beneficial owners of the Superior Common Stock in the numbers and percentages set forth in the table below.

                                   NUMBERS OF SHARES
                                      BENEFICIALLY       PERCENTAGE OF
         REPORTING PARTY                 OWNED              CLASS(3)
         ---------------                 -----              --------
Fund VII.......................       5,817,977 (2)           7.8%
Fund VIII......................       3,878,650 (2)           5.2%
GP VII (1).....................       5,817,977 (2)           7.8%
GP VIII (1)....................       3,878,650 (2)           5.2%
First Reserve (1)..............       9,773,149 (4)          13.1%

      (1) The shares listed as beneficially owned by GP VII are owned of record and beneficially by Fund VII, and the shares listed as beneficially owned by GP VIII are owned of record and beneficially by Fund VIII. The shares listed as beneficially owned by First Reserve are owned of record and beneficially by Fund VII and Fund VIII, and First Reserve may also be deemed to beneficially own shares underlying the options and Restricted Stock Units ("RSUs") issued to Ben Guill and Joseph Edwards in their capacity as directors of Superior. See footnote 4 below. First Reserve is the general partner of GP VII and GP VIII which are, in turn, the general partners of Fund VII and Fund VIII, respectively.

      (2) Does not include 43,261 shares underlying the options and RSUs issued to Ben Guill and 33,261 shares underlying the options and RSUs issued to Joseph Edwards in their capacity as directors of Superior. See footnote 4 below.

      (3) With respect to the percentages listed for Fund VII, Fund VIII, GP VII, and GP VIII, based on the 74,640,262 shares of Superior Common Stock outstanding as of July 30, 2004 as reported by Superior in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, as filed with the Securities and Exchange Commission on August 6, 2004 (the "Reported Shares"). With respect to the percentages listed for First Reserve, based on 74,716,784 shares, which number is comprised of the Reported Shares, 43,261 shares underlying the options and RSUs issued to Ben Guill and 33,261 shares underlying the options and RSUs issued to Joseph Edwards in their capacity as directors of Superior.

      (4) Consists of 5,817,977 shares of Common Stock held directly by Fund VII, 3,878,650 shares of Common Stock held directly by Fund VIII, 20,000 shares of Common Stock underlying stock options issued to Ben Guill with an exercise price of $5.75, 5,000 shares of Common Stock underlying stock options issued to Ben Guill with an exercise price of $10.8906, 5,000 shares of Common Stock underlying stock options issued to Ben Guill with an exercise price of $12.45, 5,000 shares of Common Stock underlying stock options issued to Ben Guill with an exercise price of $9.73, 5,000 shares of Common Stock underlying stock options issued to Ben Guill with an exercise price of $10.36, 3,261 shares of Common Stock underlying RSUs issued to Ben Guill, 20,000 shares of Common Stock underlying stock options issued to Joseph Edwards with an exercise price of $7.91, 5,000 shares of Common Stock underlying stock options issued to Joseph Edwards with an exercise price of $9.73, 5,000 shares of Common Stock underlying stock options issued to Joseph Edwards with an exercise price of $10.36, and 3,261 shares of Common Stock underlying RSUs issued to Joseph Edwards. The option shares and RSUs issued to Mr. Guill and to Mr. Edwards were issued to them in their capacity as directors, or, in the case of the RSUs, as non-employee directors, of Superior. First Reserve may be deemed to beneficially own the 43,261 shares underlying the options and RSUs issued to Mr. Guill and the 33,261 shares underlying the options and RSUs issued to Mr. Edwards. Each of Fund VII and Fund VIII has an interest in a portion of the proceeds from the option shares (upon their exercise) and the shares underlying the RSUs.

      (b) Fund VII and Fund VIII share the power to vote or to direct the vote and the power to dispose or direct the disposition of all Shares held by them with their general partners, GP VII and GP VIII, respectively, each of whom, in turn, shares voting and dispositive power with its general partner, First Reserve.

      (c)   During the past 60 days, the following transactions were effected:

                                                         NUMBER
        REPORTING PARTY                   DATE          OF SHARES   PRICE    TRANSACTION
        ---------------                   ----          ---------   -----    -----------
Fund VII........................   September 10, 2004   1,171,800   $11.25       Sold
Fund VIII.......................   September 10, 2004     781,200   $11.25       Sold

      (d) To the best knowledge of the Reporting Parties, no other person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the shares of Common Stock owned by the Reporting Parties.

      (e)   Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      The text of Item 7 of the Statement is hereby amended by adding the following:

Exhibit A    Joint Filing Agreement of Schedule 13D.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

Dated: September 14, 2004

                                First Reserve Fund VII, Limited Partnership, a Delaware limited partnership

                                By: First Reserve GP VII, L.P.
                                    its general partner

                                    By: First Reserve Corporation
                                        its general partner

                                    /s/ Thomas R. Denison
                                    -------------------------------------------
                                    Name: Thomas R. Denison
                                    Title: Managing Director

                                First Reserve Fund VIII, L.P.,
                                a Delaware limited partnership

                                By: First Reserve GP VIII, L.P.
                                    its general partner

                                    By: First Reserve Corporation
                                        its general partner

                                    /s/ Thomas R. Denison
                                    -------------------------------------------
                                    Name: Thomas R. Denison
                                    Title: Managing Director

                                First Reserve GP VII, L.P.,
                                a Delaware limited partnership

                                By: First Reserve Corporation
                                    its general partner

                                    /s/ Thomas R. Denison
                                    -------------------------------------------
                                    Name: Thomas R. Denison
                                    Title: Managing Director

                                First Reserve GP VIII, L.P.,
                                a Delaware limited partnership

                                By: First Reserve Corporation
                                    its general partner

                                    /s/ Thomas R. Denison
                                    -------------------------------------------
                                    Name: Thomas R. Denison
                                    Title: Managing Director

                                First Reserve Corporation

                                    /s/ Thomas R. Denison
                                    -------------------------------------------
                                    Name: Thomas R. Denison
                                    Title: Managing Director

                                 EXHIBIT INDEX

Exhibit A    Joint Filing Agreement of Schedule 13D.

                                  Page 12 of 14